Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 333-254589

Date: June 21, 2021

The following communication was posted on LinkedIn by Apollo Global Management, Inc. (“Apollo”) on June 18, 2021. Spartan Acquisition Corp. II (“Spartan”) is sponsored by an affiliate of a fund managed by Apollo.

The following communication was posted by Sunlight Financial LLC (the “Company”) at votesunlight.com on June 18, 2021.

6/18/2021 Spartan Special Meeting of Stockholders

Sunlight Financial

Sunlight Financial LLC Expected To Be Listed on NYSE through Business Combination with Apollo-Affiliated Spartan Acquisition Corp. II

Spartan Acquisition Corp. II ("Spartan") Special Meeting of Stockholders is scheduled to be held on **July 8, 2021** to approve the business combination with Sunlight Financial LLC ("Sunlight")

Special Meeting Information

Spartan will hold a Special Meeting of Stockholders on **July 8, 2021** to approve the business combination with Sunlight. Stockholders of record as of the close of business on **June 1, 2021** will be entitled to vote.

The boards of directors of both Spartan and Sunlight have unanimously approved the proposed business combination. Details on the business combination are available on our websites at spartanspacii.com and sunlightfinancial.com/investors, and included in the proxy materials found at sec.gov.

Spartan will soon mail to stockholders its proxy statement and voting instruction form, which will include instructions on how to vote "FOR" all proposals on the agenda, including the business combination.

Your vote is important no matter how many or how few shares you own – and please note that not voting is the same as voting against the business combination.

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6/18/2021 Spartan Special Meeting of Stockholders

As a stockholder, what will I receive in the mail?

How do I vote?

What must I do if I misplaced my proxy voting materials?

Can I vote if I no longer own my shares?

Forward-looking statements

Important information for investors

As a stockholder, what will I receive in the mail?

Proxy materials in connection with the upcoming Special Meeting of Stockholders are being distributed beginning **June 18, 2021**. The manner in which stockholders receive voting materials, electronic or hardcopy, will depend on each stockholder's pre-determined selection with the bank or broker. In the coming days all stockholders should monitor email inboxes and mailboxes for a proxy statement and voting instruction form.

You may receive multiple mailings from Spartan if you own shares in different accounts and it is important to vote each and every voting instruction form received.

How do I vote?

Voting is simple; upon receiving Spartan's proxy statement and voting instruction form, stockholders will be able to vote in the following ways:

Vote Online

1. Locate the web address on the voting instruction form received in the mail or follow the link in the email received.

2. Locate the unique Control Number on the voting instruction form.

3. Access the designated voting website by entering your unique Control Number.

4. Follow the simple instructions provided.

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6/18/2021 Spartan Special Meeting of Stockholders

Vote by Phone

1. Locate the Control Number featured on the voting instruction form.

2. Dial the designated telephone number and follow the simple voice prompts on a touch tone telephone.

Vote by Mail

1. Sign, date and return the voting instruction form in the postage-paid envelope provided.

What must I do if I misplaced my proxy voting materials?

Stockholders that do not have their control number must contact their bank, broker or nominee and request their control number in connection with the upcoming Spartan meeting. Your bank, broker or nominee will provide the control number and appropriate website for voting. Control numbers are unique to each individual account and only your bank, broker or nominee has access to this information.

Your Vote Is Important

If you have questions about how to vote your shares, please contact:

Call toll-free **(800) 662-5200**

(banks and brokers should call (203) 658-9400)

or email SPRQ.info@investor.morrowsodali.com

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6/18/2021 Spartan Special Meeting of Stockholders

Interested in receiving more information regarding the Special Meeting and how to vote?

Please provide your contact information below and a representative will reach out.

First Name

Last Name

Email

Contact Type

Submit

We respect your privacy. We do not sell, rent, or loan any information to any third party, other than as directed by you. Any information you give us is held with the utmost care and security, and will be used only in ways to which you have consented.

Can I vote if I no longer own my shares?

Yes, if a stockholder owned shares as of the record date for the Special Meeting, June 1, 2021, the shares can be voted even if you no longer own them.

Forward-looking statements

The information contained herein and any presentations related thereto may include "forward-looking statements" related to Sunlight Financial LLC ("Sunlight" or the "Company") within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of operating and financial measures or metrics (and the assumptions related to their calculation) such as Sunlight's projected revenue, expenses, market share, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, operating expenses,

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6/18/2021 Spartan Special Meeting of Stockholders

credit approvals, funded loan volume, and expected capital commitments for 2020-2023 or specified periods or years within such time period, projections of growth, market opportunity and market share, the impact of COVID-19 on the Company and its business and operations, the growth of the solar industry, product mix, and factors outside of the Company's control such as macroeconomic trends, public health emergencies, natural disasters and the impacts of climate change. These forward-looking statements are not guarantees of future performance, reflect the current views and expectations of Spartan Acquisition Corp. II's ("Spartan") and Sunlight's management, are based on various assumptions, whether or not identified herein, and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by such forward-looking statements. Such risks and uncertainties include, among others: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of Spartan and Sunlight to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Spartan or Sunlight is not obtained; failure to realize the anticipated benefits of the proposed business combination; the amount of redemption requests made by Spartan's public stockholders; the ability of Spartan or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; risks relating to the uncertainty of the projected operating and financial information with respect to Sunlight; risks related to Sunlight's business and the timing of expected business milestones or results; the effects of competition and regulatory risks, and the impacts of changes in legislation or regulations on Sunlight's future business; the expiration, renewal, modification or replacement of the federal solar investment tax credit, rebates and other incentives; the effects of the COVID-19 pandemic on Sunlight's business or future results; the Company's ability to attract and retain the Company's relationships with third parties, including the Company's capital providers and solar contractors; changes in the retail prices of traditional utility generated electricity; the availability of solar panels, batteries and other components and raw materials; and such other risks and uncertainties discussed in the "Risk Factors" section of Spartan's Annual Report on Form 10-K for the year ended December 31, 2020 as filed with the United States Securities and Exchange Commission (the "SEC") on March 11, 2021, as amended on May 11, 2021, and Registration Statement on Form S-4 as filed with the SEC on March 22, 2021, as

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amended on May 12, 2021 and June 1, 2021, and other documents of Spartan filed, or to be filed, with the SEC. All forward-looking statements used herein speak only as of the date they are made and are based on information available at that time. Neither Spartan nor Sunlight assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information for Investors; Participants in Solicitation

In connection with the transactions (the "Transactions") contemplated by that certain Business Combination Agreement, dated as of January 23, 2021, by and among Sunlight Financial LLC, Spartan Acquisition Corp. II ("Spartan") and their subsidiaries and affiliates party thereto, Spartan has filed a Registration Statement on Form S-4, as amended (the "Registration Statement"), which includes a proxy statement/prospectus of Spartan) and other relevant documents with the Securities and Exchange Commission ("SEC"). The Registration Statement was declared effective by the SEC on June 17, 2021. On June 18, 2021, Spartan filed the definitive proxy statement/prospectus with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In addition, nothing contained herein should be construed as legal, financial, tax or other advice. SECURITY HOLDERS OF SPARTAN AND SUNLIGHT ARE URGED TO READ (1) THE REGISTRATION STATEMENT, (2) THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), (3) OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC BY SPARTAN, AND (4) ADDITIONAL PRESS RELEASES FROM SUNLIGHT AND SPARTAN FOUND ON THEIR RESPECTIVE WEBSITES, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Spartan's and Sunlight's stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Spartan, Sunlight and the Transactions, without charge, at the SEC's

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website located at sec.gov. Spartan and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Spartan's stockholders with respect to the proposed business combination and the other matters set forth in the proxy statement/prospectus. Information regarding Spartan's directors and executive officers is available under the heading Item 10. "Directors, Executive Officers and Corporate Governance" included in its Annual Report on Form 10-K filed with the SEC on March 11, 2021 and regarding the combined company's proposed directors and executive officers after the Transactions are consummated, as well as a description of their direct and indirect interests, by security holdings or otherwise is available under the headings "Management After the Business Combination", "Interests of Certain Persons in the Business Combination" and "Beneficial Ownership of Securities" included in its Registration Statement on Form S-4/A as filed with the SEC on May 12, 2021 and June 1, 2021, and other relevant documents that may be subsequently filed with the SEC.

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Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Spartan has filed a registration statement on Form S-4 (File No. 333-254589) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus of Spartan. The Registration Statement is now effective, and the definitive proxy statement/prospectus has been mailed to the stockholders of Spartan. SECURITYHOLDERS OF SPARTAN AND THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Spartan and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Spartan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spartan in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s definitive proxy statement/prospectus, Spartan’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 11, 2021 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed on May 21, 2021. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s stockholders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. All statements, other than statements of present or historical fact contained herein, regarding the proposed business combination or the Company’s and Spartan’s ability to consummate the proposed business combination, are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “could,” “should,” “would,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “continue,” “project,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Spartan and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or the Company. In addition, Spartan cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or the Company following announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Spartan, or other conditions to closing of the proposed business combination in the agreements related to the proposed business combination; (iv) the risk that the proposed business combination disrupts Spartan’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) the Company’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the proposed business combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on May 11, 2021, its Current Reports on Form 8-K, as well as the definitive proxy statement/prospectus. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.